

SEC 07003962 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnegie, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Baekgaard, President (212) 262-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie, CPA's, PC
(Name – *if individual, state last, first, middle name*)

57 West 38th Street (Address) New York (City) New York (State) 10018 (Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
156

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Peter Baekgaard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER G. OLSSON
Notary Public, State of New York
No. 01OL6135072
Qualified in New York County
Term Expires October 11, 2009

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS

DECEMBER 31, 2006

RegenBenzMacKenzie



RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB) as of December 31, 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 4, the company and its affiliates have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 16, 2007

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current Assets	
Cash (Note 3)	$ 2,425,920
Commissions Receivable (Note 4)	2,278,446
Investments (Note 5)	16,525,000
Receivables From Brokers or Dealers and Clearing Organizations (Note 6)	495,328
Securities Sold But Not Yet Delivered, at market value (Note 7)	472,075
Other Receivables	45,814
Prepaid Income Taxes (Note 13)	1,596,573
Prepaid Expenses	81,354
Total Current Assets	23,920,510
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation and amortization of $1,624,411 (Note 8)	290,570
Other Assets	
Deferred Income Tax Benefit (Note 13)	155,249
TOTAL ASSETS	$ 24,366,329

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accruals	$ 11,845,593
Income Taxes Payable (Note 13)	929,777
Rent Abatement	37,004
Securities Sold But Not Yet Received, at market value (Note 6)	495,328
Payables to Brokers or Dealers and Clearing Organizations (Note 7)	472,075
Total Current Liabilities	13,779,777
Commitments and Contingent Liabilities (Notes 10 and 11)	
Stockholder's Equity	
Capital Stock (Note 12)	1
Paid-in Capital	1,999,999
Retained Earnings	8,586,552
Total Stockholder's Equity	10,586,552
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 24,366,329

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue	
Commission Income	$24,479,853
Fee Income	9,784,741
Interest Income	454,864
Foreign Exchange Loss	(13,781)
Total Revenue	34,705,677
Operating Expenses	
Settlement Costs	7,987,215
Salaries	14,134,448
Office Rent and Utilities	302,592
Commercial Rent Tax	1,041
Payroll Taxes	313,164
Employees' Benefits (Note 9)	538,268
Insurance	35,717
Research	97,292
Depreciation and Amortization	76,547
Repairs and Maintenance	63,344
Office Expenses	98,303
Telephone and Communication	554,763
Machine Rental and Maintenance	67,154
Professional and Legal Fees	145,146
Travel and Entertainment	1,313,831
Regulatory Fees	21,451
Dues and Subscriptions	7,971
Charitable Contributions	25,700
Business Gifts	18,685
Payroll Service Charges	3,403
Seminars	6,253
Relocation Costs	5,812
Total Operating Expenses	25,818,100
Income From Operations	8,887,577
Provision for Income Taxes (Note 13)	(4,159,919)
Net Income for the Year Ended December 31, 2006	$ 4,727,658

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2006	$ 1	$ 1,999,999	$ 3,858,894	$ 5,858,894
Net Income - Year Ended December 31, 2006	-	-	4,727,658	4,727,658
Balances, December 31, 2006	$ 1	$ 1,999,999	$ 8,586,552	$ 10,586,552

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net Income	$ 4,727,658
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	76,547
Increase in Commissions Receivable	(1,326,792)
Decrease in Other Receivables	36,321
Increase in Prepaid Income Taxes	(1,596,573)
Decrease in Prepaid Expenses	57,911
Increase in Deferred Income Tax Benefit	(19,099)
Increase in Accounts Payable and Accruals	7,227,732
Increase in Income Taxes Payable	929,777
Increase in Rent Abatement	16,809
Net Cash Provided by Operating Activities	10,130,291
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(42,575)
Purchase of Investments	(9,450,000)
Net Cash Used in Investing Activities	(9,492,575)
Net Increase in Cash	637,716
Cash - Beginning of Year	1,788,204
Cash - End of Year	$ 2,425,920

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Taxes	$ 4,788,515
Interest	$ -

See accountants' audit report and accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") a Delaware Corporation was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by Carnegie Holding AB.

Substantially all securities transactions represent the sale of foreign securities (minor portion, less than 3% is domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies. The sale of domestic securities is also handled through the related companies who use Bronwn Brothers Harriman to settle.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

However, since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades (see Notes 6 and 7).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 13).

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

NOTE 3 - CASH

Only $100,000 of cash held at JP MorganChase is FDIC insured. The balance of $2,325,920 is not FDIC insured.

NOTE 3 - CASH (CONTINUED)

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount due from related companies of $2,278,446 (as shown below), net of settlement costs and paid within 30 days.

	Commissions Receivable
Carnegie Investment Bank AB	$ 417,442
Carnegie Bank A/S	114,628
D. Carnegie AB Finland Branch	63,694
D. Carnegie AB Norway Branch	1,682,682
	$ 2,278,446

NOTE 5 - INVESTMENTS

Investments are comprised of investment grade Municipal Bonds, which have maturities from 9 to 36 years. The interest rate, however is reset to market every seven to twenty eight days as stipulated in the bond prospectus.

NOTE 6 - RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS AND SECURITIES SOLD BUT NOT YET RECEIVED, AT MARKET VALUE

Receivables from Brokers or Dealers and Clearing Organizations and Securities Sold But Not Yet Received, represents the market value of securities which Carnegie has not yet received from the seller by the settlement date.

Corporate Stocks	$ 495,328

NOTE 7 - SECURITIES SOLD BUT NOT YET DELIVERED, AT MARKET VALUE AND PAYABLE TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS.

Securities sold but not yet delivered, and payable to brokers or dealers and clearing organizations represents the market value of securities that Carnegie has sold and has not yet delivered to the purchaser by the settlement date.

Corporate Stocks	$ 472,075

NOTE 8 - FIXED ASSETS

Following is a summary of furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization:

Furniture and Equipment	$	1,167,668
Leasehold Improvements		747,313
		1,914,981
Less: Accumulated Depreciation and Amortization		1,624,411
Total	$	290,570

NOTE 9 - PENSION PLAN

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for three months are covered by the plan. Company contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a participant's account and are directed by the participant.

For the year ended December 31, 2006, contributions to the plan charged to operations were $313,240 and are included in employee benefits.

NOTE 10 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2015. The lease may be cancelled by landlord upon 6 months written notice at any time after November 1, 2010 if the building is in the process of being converted to residential use. If the landlord exercises this clause, Carnegie's rent shall be abated for the final four months of the remaining lease term. Future minimum rental commitments for this operating lease are as follows:

2007	$	256,508
2008		261,638
2009		266,870
2010		272,208
2011		278,589
2012 - 2015		979,074
Total minimum future rentals	$	2,314,887

NOTE 11 - CONTINGENT LIABILITIES

New York City examined the company's New York City General Corporation Tax returns for the years 1998-2000. New York City has proposed certain adjustments to the returns that would result in additional tax plus interest. The Company is contesting the proposed adjustments, and in the opinion of tax consultants, any additional tax due for years 1998-2000 would not be material.

NOTE 12 - CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2006, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

NOTE 13 - INCOME TAXES

For calendar year 2006 Carnegie charged $4,159,919 taxes against income as follows:

Federal	$ 2,536,428
State	740,028
Local	803,463
Adjustment For Prior Years Taxes	80,000
	$ 4,159,919

The company's effective tax rate is 46.80%, a reconciliation of the company's effective tax rate is as follows:

Federal Tax, Computed at the Expected Statutory Rate	34.00 %
State/Local Tax-Net of Federal Benefit	11.27 %
Adjustment For Prior Year Taxes	0.41 %
Tax Effect of Permanent and Timing Differences	1.12 %
	46.80 %

The company's effective income tax rate is higher that what would be expected if the federal statutory rate were applied to income from continuing operations, primarily because of expenses deductible for reporting purposes that are not deductible for tax purposes (permanent differences) and for items which are deductible for reporting purposes as well as tax purposes in different periods (timing differences).

The following temporary differences gave rise to the deferred tax: rent expense attributable to rent abatement is not deductible since it was not paid; and, the excess of book depreciation over tax depreciation.

NOTE 13 - INCOME TAXES (CONTINUED)

Prepaid income tax represents an overpayment of federal income tax which will be refunded upon submission of the income tax return. The overpayment is attributable to estimated taxes being paid on projected taxable income which was greater than the actual income.

Income tax payable represents state/local tax liability due upon filing the respective income tax returns. For state/local purposes estimated taxes were based on the preceding year's liability which is allowable for state/local purposes.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carnegie has a number of financial instruments, including cash and long-term debt. Carnegie estimates that the fair value of all financial instruments at December 31, 2006 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Carnegie using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

NOTE 15 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2006, Carnegie had net capital of $5,013,641 which was $4,763,641 in excess of its required net capital.

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 10,586,552
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	133
Commissions Receivable	2,278,446
Prepaid Income Taxes	1,596,573
Prepaid Expenses	81,354
Furniture, Equipment and Leasehold Improvements	290,570
Other Assets	201,063
Total Deductions and/or Charges	4,448,139
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	6,138,413
Haircuts on Investment Securities	1,124,772
Net Capital	$ 5,013,641
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accruals	$ 11,845,593
Income Taxes Payable	929,777
Rent Abatement	37,004
Securities Sold But Not Yet Delivered, at market value	495,328
Payables to Brokers or Dealers and Clearing Organizations	472,075
Total Aggregate Indebtedness	$ 13,779,777
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in Formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of net capital computation	$ 250,000
Capital Requirement of Broker, Dealer Electing Alternative Method	250,000
Total Net Capital Requirement	$ 250,000
Excess Net Capital	$ 4,763,641
Net Capital in excess of: 5 percent of aggregate debit items or $120,000	$ 4,893,641

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 5,013,641
Net Capital per above	$ 5,013,641

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2006

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.



RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB)(the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation or differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc. and other regulatory, agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 16, 2007

END